

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Via E-mail
Bernard L. Brodkorb
President and Chief Executive Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, Minnesota 55113

> **Re: ISA Internationale Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 18, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 001-16423**

Dear Mr. Brodkorb:

We have reviewed your response dated May 25, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

1(a) Nature of Business

1. We note that in response to comment six of our letter dated April 27, 2011 you did not properly file the indemnification agreement nor did the agreement include "Exhibit A" which apparently lists the debts that are being assumed under the agreement by

Doubletree Capital Partners, Inc. Please include both Exhibit A and the indemnification agreement with the amendment to Form 10-K for the fiscal year ended September 30, 2010. Further, if any of the obligations you have represented as being assumed under the agreement are not included on Exhibit A, please explain why.

1.j) Financial Instruments

2. We note your proposed revised disclosure in response to comment eight of our letter dated April 27, 2011 regarding your accounting policy for fair value measurement of your assets and liabilities. Given our understanding that your receivables represent non-performing, distressed assets upon acquisition, it is not clear to us your basis in GAAP for reclassifying finance receivables of $268,389 from a Level 3 classification to a Level 2 fair value hierarchy classification as of September 30, 2010 and subsequent reporting periods. In light of the significant assumptions used and the unobservable inputs your valuation process appears to utilize, please provide us a more detailed explanation along with citing the specific authoritative accounting standards you are relying upon to support the reclassification of finance receivables to Level 2 fair value hierarchy. Refer to FASB ASC 820-10-35-52 through 35-55A relating to Level 3 inputs.

Item 9A. Controls and Procedures

3. We note your proposed revised disclosure in response to comments 10 and 12 of our letter dated April 27, 2011. Please note that Item 9A provides investors disclosure of two separate reporting areas: (1) evaluation of disclosure controls and procedures for which guidance is set forth in Item 307 of Regulation S-K; and (2) evaluation of internal control over financial reporting and management's annual report on internal control over financial reporting for which guidance is set forth in Item 308 of Regulation S-K. Further, you should note that it is within management's annual report on internal control over financial reporting that you are required to include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, and a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. In view of these requirements, please revise your proposed disclosure as follows:

- First you should disclose your evaluation of disclosure controls and procedures and present management's conclusion. Delete the statement of responsibility and statement of framework you present which is not required by Item 307 of Regulation S-K relating to disclosure controls and procedures.

- Secondly, disclose management's annual report on internal control over financial reporting and state management's assessment of internal control over financial reporting, including whether or not internal control over financial reporting is effective. Please include the required statement of responsibility as well as the required statement of framework. You must disclose any material weaknesses identified by management.

- Finally, disclose if there have been any changes in internal control over financial reporting. If you have made material changes, please ensure your proposed disclosure states the changes that were made. Your current proposed disclosure is confusing since you state " no new internal control procedures were needed……" Based on an internal audit in March 2011, the Company changes some of its accounting procedures…." Please revise accordingly.

Please revise your proposed disclosure in the amendment to Form 10-K for the fiscal year ended September 30, 2010 along with currently dated and signed officer certifications.

Form 10-Q, for the Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures, page 23

Management's Conclusion Regarding the effectiveness of Disclosure Control and Procedures, page 23

4. We note you disclose that management concluded the Company's disclosure controls and procedures were "effective" as of March 31, 2011. Given the existence of material weaknesses previously identified by management, please provide us with the reasons why management concluded disclosure controls and procedures were effective, or revise management's conclusion to "not effective" and disclose the material weaknesses identified by management along with the status of action plans taken to remediate the weaknesses.

5. We note your response to comment 11 of our letter dated April 27, 2011 that you would remove any references to the definition of internal controls from your evaluation of disclosure controls and procedures. However, we note your inclusion of a partial definition as follows: "information is recorded, processed, summarized and reported by the Company on a timely basis in order to comply……..there under." Please confirm to us that you understand that if you include a definition of disclosure controls and procedures you must include the entire definition. Please revise future filings accordingly. Refer to Item 307 of Regulation S-K.

Item 6. Exhibits and Reports on Form 8-K, page 24

(a) Exhibits – 31 and 32

6. The 302 and 906 certifications filed by the Principal Executive and Financial Officer do not have a current date. Both certifications signed are dated February 23, 2011, a date that is prior to the end of the period covered by the report of March 31, 2011. Please file

an amended Form 10-Q for the fiscal quarter ended March 31, 2011 along with currently dated certifications.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief